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Philip J. Niehoff

Direct Tel +1 312 701 7843
Direct Fax +1 312 706 8180

pniehoff@mayerbrown.com

March 29, 2012

VIA EDGAR
Mr. Stephen Krikorian Accounting Branch Chief U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549
Re: OCZ Technology Group, Inc.

Dear Mr. Krikorian:

This letter responds on behalf of OCZ Technology Group, Inc. (the “Company”) to the Staff’s letter dated March 13, 2012 addressed to Arthur Knapp, Chief Financial Officer of the Company.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each Staff comment.

8-K Filed January 9, 2012

Exhibit 99.1

Calculation of Non-GAAP Operating and Net Income (loss)

1.	You indicate that your non-GAAP measures are used in evaluating the cash used in/generated from your core operations. As the measures appear to be liquidity measures, ensure that future uses of these non-GAAP measures include a reconciliation to the most directly comparable GAAP measure of liquidity (i.e. net cash used in operating activities) pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

In the future, the Company will reconcile the identified non-GAAP measures to the most directly comparable GAAP measure of liquidity.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures (Unaudited)

2.	We believe that the non-GAAP statements of operations columnar format may convey undue prominence to statements based on non-GAAP information. Please remove that presentation in future filings. As a substitute for this presentation format, you may consider presenting separate reconciliations for only the individual non-GAAP measures discussed within the text of your earnings release, provided each complies with Item 10(e) of Regulation S-K.

The Company will remove the GAAP to non-GAAP statement of operations columnar format from future earnings filings.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp
Mr. Stephen Krikorian
March 29, 2012
Page 2

Form S-8 Filed on October 14, 2011

Exhibit 23.2

3.	Revise to include a consent from your auditor that has been signed.

The Company has filed an amendment to the Form S-8 containing a signed consent from the Company’s auditor.

Please direct any questions or comments regarding the foregoing to the undersigned at (312) 701-7843. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Philip J. Niehoff

Philip J. Niehoff

cc:	Melissa Walsh, U.S. Securities and Exchange Commission
Mr. Arthur F. Knapp, Jr., OCZ Technology Group, Inc.